May 27, 2005

Mail Stop 4561

Via U.S. Mail and Facsimile

Daniel R. McAuliffe
Chief Financial Officer
Citigroup Fairfield Futures Fund L.P. II
399 Park Avenue -7th Floor
New York, NY 10022

Re: **Citigroup Fairfield Futures Fund L.P. II**
                Registration Statement on Form 10
                File No. 0-51282
                Filed April 29, 2005

Dear Mr. McAuliffe:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please update your disclosure throughout your document, for example, with respect to the allocation of assets to the respective trading programs of the advisor, the minimum

investment amounts, and all financial information (refer to Rule 3-12 of Regulation S-X), to reflect the most recent interim period.

Item 1. Business

3. Please name the principal agents for Citigroup Managed Futures LLC and specify the persons who will be making trading decisions on behalf of the pool. Provide similar information for Graham Capital Management, your trading advisor.

4. We note that the agreement between the general partner and Graham expires each June 30 and is subject to renewal on that date every year. Confirm in your document whether you intend to renew that agreement with Graham this year and whether Graham will continue to be responsible for trading 100% of the partnerships assets at that time. Disclose also the ability of the general partner and Graham Capital to terminate the agreement.

5. Please discuss the factors to be considered by the general partner in selecting other trading advisors.

Conflicts of Interest—Page 4

6. We note that the general partner exercises sole discretion in allocating assets to the advisor for its various trading programs as mentioned on page 7 and that the advisor may be subject to position limits as described at the bottom of page 5. We note also that Graham serves as the advisor in other pools operated by the general partner. Disclose the potential conflict of interest of the general partner in allocating assets among Graham's various programs in light of the above referenced relationships and position limitations.

7. Please identify the basis for the requirement for the allocation methodology to customers with respect to orders entered at the same time (i.e. industry regulation or management agreement) and explain how this requirement is monitored by the Partnership. Additionally, indicate whether this requirement also relates to modification of "orders in a manner that will not disproportionately affect the Partnership", as noted under the heading Accounts of the Advisor and its Affiliates.

Accounts of the Advisor and its Affiliates—Page 5

8. We note the second bullet point in this section. Specify also the number of other pools *operated by your general partner* that pay higher advisory fees to Graham Capital Management.

9. In the fourth bullet point, discuss the extent to which your advisor may be subject to position limits based on the number of accounts it currently manages. How will the advisor modify its orders so as not to disproportionately affect the partnership, especially

in light of the differing fee structures and the incentive for the advisor to favor other, more fee generating, accounts.

Trading Methods—Beginning on page 6

Discretionary Trading—Page 6

10. Disclose whether the pool anticipates allocating funds to one of Graham's trading programs that employs discretionary trading strategies. If not, tell us why the discussion on discretionary trading is material to investors of the Citigroup Fairfield Futures Fund L.P. II.

Fees & Expenses

11. Please disclose the net asset value as of March 31, 2005 and revise the break-even table as necessary based on any change in the net asset value and size of the partnership since the December 31, 2004 date now provided.

12. In Note 1 to the break-even schedule, you define parenthetically net assets on which the management fee computation is based. The parenthetical definition does not agree with the definition of adjusted net assets used in the subsequent paragraph regarding the Advisor's monthly management fee. Please provide a consistent definition or reference Note 1 to the definition in the appropriate paragraph. In addition, please explain why the percentage is not greater than 2% in light of the increases to net assets you explain in the definition.

13. In explaining the Advisor Profit Share Allocation in Note 2 to the break-even schedule, you state "the amount and percentage above represents expenses which were not deducted in computing Advisor's profit share allocation". Based upon your disclosure, it is unclear what this amount represents and how it is calculated, Please revise your disclosure accordingly to clarify and explain how you have considered the dilutive effect of the profit sharing units on your "break-even" analysis.

14. Disclose how you have calculated the new trading profit included in the break-even table. For example, if it is calculated after the payment of brokerage commissions and/or management fees, please disclose this.

15. What factors were considered in determining the profit share allocation amount? Were they exercised as established policies that will be applied when the management agreement expires or when/if the current advisors are replaced?

16. We note your disclosure that the brokerage fees will be paid for the life of the partnership but that the rate may change in the future. Please disclose circumstances that may cause brokerage fee rates may change.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 13

17. We refer to your statement that the "Partnership invests its assets only in commodity interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions." Please clarify how the Partnership is able to influence the specific trading decisions that the Advisor makes. In connection with this, please clarify whether "commodity interests" refers to the trading programs operated by the Advisor or whether it refers to individual futures or forward contracts.

Results of Operations, pages 16-17

18. To more easily allow investors to analyze the operations of the company "through the eyes of management," please provide a discussion of the performances of the three systematic trading programs used by the Advisor in your Results of Operations.

Security Ownership of Certain Beneficial Owners—Beginning on Page 22

Security ownership of management

19. State, if true, that Graham Capital Management and/or its principals currently hold none of the redeemable units.

Legal Proceedings—Page 27

20. We note a class action suit commenced in California in January of 2005 with allegations that you enabled one of your investment account clients, Paul J. Sheehan, to engage in fraudulent trade allocations that allowed Sheehan to allocate profitable trades to his personal investment account to the detriment of his clients. Please tell us where you have disclosed information on this matter or why you think disclosure is not required.

IPO Regulatory Inquiries

21. Clarify whether any other IPO allocation proceedings remain open with other governmental or self regulatory organizations other than those named under this heading. Disclose also whether any individuals from Citigroup Global Markets have been charged in the IPO allocation proceedings.

Description of Registrant's Securities to be Registered—Beginning on Page 34

22. Disclose whether limited partners have the right to revoke a request for redemption of the units during the 10 day notice requirement period.

23. Expand your discussion to describe the circumstances under which you may suspend or permit less frequent redemptions as mentioned in Section 11 (c) of the Limited Partnership Agreement. In addition, please discuss what circumstances may cause the

GP to require the redemption of some or all of an individuals' units if such redemption would be in the best interests of the partnership.

24. If the partnership does not have sufficient cash to honor all redemption requests during any given month, please disclose how the partnership will allocate the redemption requests. In other words, please disclose whether all redemption requests will be treated on a pro rata basis or whether the partnership will treat them on a "first-come, first-served" basis.

Dissolution of Partnership, page 36

25. We note the December 31, 2023 date of dissolution appears to be inconsistent with the date in Note 1 to the Financial Statements (December 31, 2017). Please revise or clarify in a supplemental response the nature of the difference for us.

Item 13 – Financial Statements and Supplementary Data

Independent Auditors' Report, page F-1

26. Please have the independent auditors revise both audit reports to refer to the "the standards of the Public Company Accounting Oversight Board (United States)" and follow the guidance in Interpretation 18 of AU Section 9508.

Statement of Cash Flows, page F-6

27. We note a redemptions payable balance of $1,587,812. Please revise the Statement of Cash Flows to present the redemption as a non-cash financing activity as required by paragraph 32 of SFAS 95, or clarify in a supplemental response your basis for including the change in the liability as an operating activity and not reducing "payments for redemptions" for those amounts not yet paid.

Note 3 – Agreements

Management Agreement, page F-8

28. Please enhance your disclosure to clarify that the incentive fee is earned and payable quarterly in partnership units, and therefore, dilutes NAV to the partners when earned.

Note 7 – Financial Highlights, page F-9

29. Please include disclosure that explains the methodology used to calculate per share amounts.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Matthew Dowling at (202) 551-3780, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: Rita Molesworth, Esq. *(via facsimile)*